FOR IMMEDIATE RELEASE              Contact:  Cedric Burgher
May 28, 2002                                 Vice President, Investor Relations
                                             713-676-4608

                                             Wendy Hall
                                             Manager, Media Relations
                                             713-676-5227


          HALLIBURTON REPORTS SEC INVESTIGATION OF ACCOUNTING PRACTICE

DALLAS, Texas -- Halliburton Company (NYSE:HAL) announced today that it has received notification from the Securities and Exchange Commission that it has initiated a preliminary investigation of the Company's accounting treatment of cost overruns on construction jobs. The Company expects to receive a formal request for documents or a subpoena in the next few days. The Company believes that it has accounted for construction claims and change orders in accordance with generally accepted accounting principles applicable to the construction industry. The Company has advised the SEC that it will cooperate fully with the SEC in its investigation.

The Company believes that this investigation results from an article in the New York Times on May 22, 2002, in which certain allegations were reported concerning the Company's accounting treatment of construction job claims and change orders which are negotiated with customers. Prior to 1998 and the merger with Dresser, the Company did not record such items in revenue or accounts receivable before they were resolved with the customer. The Company disclosed in its Form 10-K for 1998 that it had recorded losses on certain engineering and construction projects related to current year claims and change orders which it did not feel would be accepted by customers. Furthermore, in instances where unapproved claims and change orders were recognized in revenue and accounts receivable, no profits at all were recognized on the related projects. During 1998, the Company began to record such items in revenue and accounts receivable when the Company expected such items to be collectible from the customer. The Company has continued this accounting treatment of similar items since 1998 and has never recorded a profit on a job where an unapproved claim or change order has been recorded in revenue.

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Halliburton,  founded  in  1919,  is one of the  world's  largest  providers  of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Energy Services Group and Engineering and Construction Group business segments. The company's World Wide Web site can be accessed at www.halliburton.com.




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